EXHIBIT 3.8

                   CERTIFICATE OF INCREASE OF NUMBER OF SHARES
                         OF CLASS A CONVERTIBLE 8% STOCK

                                       OF

                          CELEBRITY ENTERTAINMENT, INC.


      Celebrity Entertainment, Inc., a Delaware corporation (this "Corporation"), hereby certifies that pursuant to the authority contained in Article FOURTH of its Certificate of Incorporation and in accordance with the provisions of Section 151 of the General Corporation Law of the State of Delaware, this Corporation has the authority to issue 2,000,000 shares of Preferred Stock, par value $.01 per share. The Board of Directors of this Corporation has the authority to issue any or all of said shares in one or more series and by resolution to provide for the designation of each series to be issued pursuant to the foregoing authority.

      The Board of Directors on June 30, 1995 adopted a resolution increasing to 2,000,000 the number of shares comprising the series of Preferred Stock designated Class A Convertible 8% Preferred Stock. The Certificate of Designation designating such series was filed on January 18, 1994.

      IN WITNESS WHEREOF, Celebrity Entertainment, Inc. has caused this Certificate of Increase to be executed by its Vice President, effective as of the 30th day of June, 1995.


                                          CELEBRITY ENTERTAINMENT, INC.


                                          By: /S/ J. William Metzger
                                                J. William Metzger, Vice
                                                President